SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 For 1 May 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Bank of Ireland announces sale of its interest in its Alliance business with State Street

Bank of Ireland (BOI) has reached conditional agreement with State Street Corporation (State Street) on the sale of BOI's 50% share in the fund administration and custody services alliance operated by the two companies from the International Financial Services Centre in Dublin.

Completion of the transaction, which involves a cash payment to Bank of Ireland by State Street, is expected in the third quarter of 2003. The transaction is a consequence of the acquisition by State Street of the global securities services business of Deutsche Bank and does not impact on the remainder of Bank of Ireland's fund administration and custody business. The net assets of the alliance business are approx. $280,000.

1 May 2003


For further information, contact:

Fiona Ross              Head of Group Investor Relations          353 1 604 3501
David Holden            Head of Group Corporate Communications    353 1 604 3833


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


The Governor and Company
of the Bank of Ireland


John B. Clifford
Group Secretary


Date: 1 May 2003